FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of June

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC

15 June 2017

Notification of Transactions of Persons Discharging Managerial Responsibilities

On 14 June 2017 Peter Boyles sold 88,992 ordinary shares of US$0.50 at £6.8721 per share.

The following disclosure is made in accordance with Article 19 of the EU Market Abuse Regulation 596/2014.

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person	Peter Boyles

2 - Reason for the notification

Position/status	Chief Executive, Global Private Banking

Initial notification/amendment	Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity	HSBC Holdings plc

Legal Entity Identifier code	MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2017-06-14	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)	GBP - British Pound
Nature of Transaction:		Price	Volume	Total
Disposal		6.87	88,992	611,561.92
	Aggregated	6.872	88,992	611,561.92

Enquiries to:
Lauren Brown
Shareholder Services
020 7992 3761

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 15 June 2017